

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16198

KW 4/5

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Life Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette (781) 446-1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116-5022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, Timothy Malenfant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life Financial Distributors, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BARBARA H. HARGRAVES
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 29, 2017

Signature

Finance and Operation Principal

Title

Barbara H. Hargraves

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA
Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.

One Sun Life Executive Park
Wellesley, MA 02481-5699

We have audited the accompanying statement of financial condition of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of December 31, 2011, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sun Life Financial Distributors at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

As discussed in Note 1 to the financial statements, on December 12, 2011, Sun Life Financial, Inc. ("SLF") announced the completion of a major strategic review of its businesses. As a result of this strategic review, SLF announced that it would close its domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011. Therefore, effective December 31, 2011, the Company will no longer be distributing the annuity and certain insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY).

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in

our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 30, 2012

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	71,359,436
Receivable from affiliates		1,428,080
State tax receivable - Affiliate		351,147
Deferred federal tax asset - Affiliate		8,185,233
Deferred state tax asset - Affiliate		420,293
Prepaid expenses		26,782
TOTAL ASSETS	$	81,770,971
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Restructuring	$	30,589,570
Accrued expenses		12,045,413
Federal tax payable - Affiliate		7,020,916
Bank overdraft		3,505,328
Payable to affiliates		1,014,597
Miscellaneous liabilities		911
Total liabilities		54,176,735
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value- authorized, 5,000 shares; issued and outstanding, 4,005 shares		400,500
Additional paid-in capital		312,493,362
Accumulated deficit		(285,299,626)
Total stockholder's equity		27,594,236
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	81,770,971

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

INCOME:		
Distribution fee income	$	41,352,654
Investment income		28,807
Total income		41,381,461
EXPENSES:		
Salary and related employee expenses		59,353,112
Restructuring expenses (Note 6)		38,121,681
Marketing support		9,565,471
Travel expenses		5,140,637
Conferences		5,286,594
Service fees		7,791,889
Marketing expenses		749,316
Training expenses		648,159
Rent		1,785,844
Telephone		604,459
Depreciation and amortization		400,369
Other operating expenses		1,685,197
Total expenses		131,132,728
LOSS BEFORE INCOME TAX BENEFIT		(89,751,267)
INCOME TAX BENEFIT (Note 7)		31,841,970
NET LOSS	$	(57,909,297)

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - January 1, 2011	4,001	$ 400,100	$ 242,493,762	$ (227,390,329)	$ 15,503,533
Capital contribution from Parent			16,000,000	-	16,000,000
Issuance of shares to Parent	4	400	53,999,600		54,000,000
Net loss		-		(57,909,297)	(57,909,297)
BALANCE - December 31, 2011	4,005	$ 400,500	$ 312,493,362	$ (285,299,626)	$ 27,594,236

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (57,909,297)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	400,369
Non-Cash restructuring charge	4,026,859
Deferred federal tax asset - Affiliate	(5,498,759)
Deferred state tax asset - Affiliate	(250,157)
Changes in assets and liabilities:	
Receivable from affiliates	(191,159)
State tax receivable - Affiliate	331,095
Accounts receivable	156,105
Prepaid expenses	(35,867)
Restructuring	30,589,570
Accrued expenses	(1,817,831)
Payable to affiliates	888,846
Federal tax payable - Affiliate	5,790,270
Miscellaneous liabilities	704
Net cash used in operating activities	(23,519,252)
CASH FLOW FROM INVESTING ACTIVITIES:	
Development of internal-use software	(564,037)
Net cash used in investing activities	(564,037)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contribution from Parent	16,000,000
Issuance of common stock to Parent	54,000,000
Increase in bank overdraft	3,460,306
Net cash provided by financing activities	73,460,306
NET INCREASE IN CASH AND CASH EQUIVALENTS	49,377,017
CASH AND CASH EQUIVALENTS - Beginning of year	21,982,419
CASH AND CASH EQUIVALENTS - End of year	$ 71,359,436
SUPPLEMENTAL INFORMATION:	
Federal income tax refunded - Affiliate	$ 30,923,528
State income tax refunded - Affiliate	$ 1,291,291

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND ORGANIZATION

Sun Life Financial Distributors, Inc. (the "**Company**") is a Financial Industry Regulatory Authority ("**FINRA**") registered broker-dealer. The Company is a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc. (the "**Parent**"). The Parent contributes additional capital, as necessary for the Company to maintain all net capital requirements. The Company operates as a wholesaler of fixed, equity indexed, and variable insurance products. The Company distributes the annuities and certain insurance products issued by Sun Life Assurance Company of Canada ("**Sun Canada**"), Sun Life Assurance Company of Canada (U.S.) ("**Sun Life (U.S.)**") and Sun Life Insurance and Annuity Company of New York ("**Sun Life (NY)**"), all affiliated companies. The Company does not carry securities accounts for customers or perform securities custodial functions.

On December 12, 2011, Sun Life Financial, Inc. ("SLF") announced the completion of a major strategic review of its businesses. As a result of this strategic review, SLF announced that it would close its domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011. Therefore, effective December 31, 2011, the Company will no longer be distributing the annuity and certain insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY).

During 2011, the Company issued 4 shares of common stock, each share with a par value of $100 to its Parent with net proceeds of $54,000,000. On January 28, 2011, the Company also received a capital contribution from the Parent for $16,000,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("**GAAP**").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates are those used in determining restructuring charges and compensation. Actual results could differ from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of three months or less when purchased. At December 31, 2011, cash equivalents consisted of an investment in an unaffiliated money market fund.

Income and Expenses — Annuity and insurance products are typically sold through appropriately licensed broker/dealer firms, financial institutions and insurance producers (collectively, "**Retail Brokerage Firms**"). The Company has entered into Wholesaling Agreements with Sun Canada, Sun Life (U.S.) and Sun Life (NY) whereby it provides distribution services to the Retail Brokerage Firms in return for a distribution fee based on the type of product sold and the principal amount of each transaction.

Investment income relates to interest earned on the Company's investment in a money market fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value– The carrying amount of the Company's other financial instruments, which include receivables, and payables, approximate their fair values because of the short-term natue of these assets and liabilities.

3. RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The Company's distribution fee income as shown on the statement of operations is earned 100% from affiliates.

The Company has an administrative services agreement with an affiliate company under which the Company has agreed to pay fees for certain services provided. Included in service fees, for the year ended December 31, 2011, is $2,957,185 relating to the administrative service agreement.

Senior Executives' Deferred Share Unit ("DSU") Plan — Designated executives of the Company are participants in a deferred share unit ("**DSU**") plan with its ultimate parent, SLF. Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption. The Company incurred expenses of $51,250 and has recorded a liability of $156,934 relating to DSUs for the year ended December 31, 2011.

Sun Share Unit Plan — In December 2010, the SLF Board of Directors approved the Sun Share Unit ("**Sun Shares**") plan which replaced the Restricted Share Unit ("**RSU**") and Performance Share Unit ("**PSU**") plans for new awards granted effective in 2011. Under the Sun Share plan, participants are granted units that are the equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the Toronto Stock Exchange ("**TSX**") on the five trading days immediately prior to date of the grant. Participants must hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Units may vest or become payable if specified threshold performance targets are met. The plan provides for an enhanced payout if superior levels of performance are achieved to motivate participants to achieve a higher return for shareholders (enhanced payout is determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units earned multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date. The Company incurred expenses of $494,696, current year redemptions of $33,995 and has recorded a liability of $460,701 relating to the Sun Shares for the year ended December, 31, 2011.

RSU Plan — As noted previously, the Sun Share plan has replaced the RSU plan for new awards granted effective in 2011. Under the RSU plan, participants were granted units that are equivalent in value to one common share and have a grant price equal to the average closing price of a common share

3. RELATED-PARTY TRANSACTIONS (CONTINUED)

on the TSX on the five trading days immediately prior to the date of grant. Plan participants generally hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date. The Company incurred expenses of $1,415,293 and has recorded a liability of $2,053,271 relating to the RSUs for the year ended December, 31, 2011.

Plan/Incentive Share Unit Plan — As noted previously, the Sun Share plan has replaced the PSU plan for new awards granted effective in 2011. Grants under the Incentive Share Unit **("ISU")** plan will continue. Under these arrangements, participants are granted units that are the equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants must hold units for 36 months (or 40 months in the case of ISUs) from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. No units will vest or become payable unless specified threshold performance targets are met. The plans provide for an enhanced payout if superior levels of performance are achieved to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date. The Company incurred expenses of $58,353 and has recorded a liability of $534,163 relating to the PSUs for the year ended December 31, 2011.

4. FAIR VALUE MEASUREMENTS

The following section applies the FASB ASC Topic 820 fair value hierarchy and disclosure requirements to the Company's financial instruments that are carried at fair value. FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB ASC Topic 820 does not change existing guidance as to whether or not an instrument is carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

4. FAIR VALUE MEASUREMENTS (CONTINUED)

During 2010, the Company reviewed its pricing sources and methodologies and has concluded that it is in compliance with the guidance issued under FASB ASC Topic 820. During the year ended December 31, 2011, there were no changes to these valuation techniques and the related inputs.

Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability.

If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair Value Hierarchy

The following table presents the Company's categories for its assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 71,359,436	$ -	$ -	$ 71,359,436
Total assets measured at fair value on a recurring basis	$ 71,359,436	$ -	$ -	$ 71,359,436

	Level 1	Level 2	Level 3	Total
Liabilities				
Bank overdraft	$ 3,505,328	$ -	$ -	$ 3,505,328
Total liabilities measured at fair value on a recurring basis	$ 3,505,328	$ -	$ -	$ 3,505,328

Determination of fair values

The valuation methodologies used to determine the fair values of assets and liabilities under the exit price notion of FASB ASC Topic 820 reflect market-participant objectives and prioritize observable market inputs over unobservable inputs.

Cash, cash equivalents and bank overdraft– The carrying values for cash and cash equivalents approximates fair value, due to the short-term nature and liquidity of the balance. Investments in money market funds are valued at net asset value.

4. FAIR VALUE MEASUREMENTS (CONTINUED)

The Company determines transfers between levels based on the fair value of each security as of the beginning of the reporting period. During the year ended December 31, 2011, the Company did not have any transfers between levels.

5. RETIREMENT PLANS

Effective as of the close of business on December 31, 2009, Sun Life Financial (U.S.) Services Company, Inc. ("**Sun Life Services**"), an affiliate of the Company and Sun Life (U.S), replaced Sun Life (U.S) as the sponsor of the Savings and Investment Plan and Other Post-Retirement Benefit Plans described below. The transfer did not change the benefits of the retirement plans or the Company's obligations there under.

Savings & Investment Plan

The Company participates in a Savings and Investment Plan, sponsored by Sun Life Services consisting of a savings account that qualifies under Section 401(k) of the Internal Revenue Code (the "**401(k) Account**") in which substantially all employees of at least age 21 are eligible to participate at their date of hire. Under the 401(k) Account of the Savings and Investment Plan, the Company matches, up to specified amounts, the employees' 401(k) contributions.

Effective January 1, 2006, the Savings and Investment Plan also includes a retirement investment account that qualifies under Section 401(a) of the Internal Revenue Code (the "**RIA**"). The Company contributes a percentage of each participant's eligible compensation for each applicable plan year.

The Company's portion of the Savings and Investment Plan expense was $2,173,548 for the year ended December 31, 2011.

Other Post-Retirement Benefits Plan

The Company also participates in a plan sponsored by Sun Life Services that provides certain health, dental and life insurance benefits ("**post-retirement benefits**") for retired employees and dependents. Substantially all employees may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The Company is allocated a portion of these post-retirement benefit plan expenses. The allocated expenses were $391,335 for the year ended December 31, 2011.

6. RESTRUCTURING

On December 12, 2011, SLF, the Company's ultimate parent, announced a restructuring of its US operations. As a result, the US domestic variable annuity and individual life products were closed to new sales effective December 30, 2011. Therefore, effective December 31, 2011 the Company will no longer be distributing the annuity and insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY).

6. RESTRUCTURING (CONTINUED)

The Company recorded $38,121,681 in restructuring costs in December of 2011. Restructuring costs are recognized when there is a detailed plan that identifies the business and locations impacted and the number of employees who will receive termination benefits, as well as the expenditures to be made and when the plan will be implemented. The provision for the restructuring includes the Company's best estimate of the expenditures that will be required to settle its obligations under the plan and includes only costs that are result of the restructuring and not associated with the Company's ongoing activities.

The costs incurred have been reported as restructuring expenses in the statement of operations for the year ended December 31, 2011 and consisted of the following:

Employee termination benefits	$28,199,653
Lease termination costs	5,895,169
Write-off of fixed assets and intangible assets	3,453,550
Write-off of prepaid expenses	573,309
Total restructuring costs	$38,121,681

At December 31, 2011 the remaining restructuring liability was $30,589,570 and is included in restructuring on the statement of financial condition. The Company expects to pay the majority of the costs accrued as part of this liability within the next 12 months.

Restructuring balance, December 31, 2010	$ -
Initial accrual	34,094,822
Cash payments	(3,505,252)
Restructuring balance, December 31, 2011	$30,589,570

The remaining restructuring balance as of December 31, 2011 consists of employee termination benefits and lease termination costs.

7. INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated/combined tax return of the Parent and certain affiliates for state and federal income tax reporting. The method of allocation of the total consolidated/combined income tax among members of the consolidated/combined tax group is subject to a written agreement, approved by the Board of Directors. Under the current tax allocation agreements, federal and state income amounts are allocated among members of the consolidated/combined tax group based upon separate return calculations with current credit for losses that were utilized by the consolidated/combined tax group. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal or state tax payment.

7. INCOME TAXES (CONTINUED)

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits (“**UTBs**”) in other operating expenses on the statement of operations for the year ended December 31, 2011.

A review of the Company’s income tax filings was performed and no uncertain tax positions were identified. Therefore, the Company did not record a liability for UTBs at December 31, 2011.

The Internal Revenue Service (“**IRS**”) is currently auditing the 2007, 2008 and 2009 tax years for the consolidated return and the 2003 through 2006 tax years for the consolidated return are still in the appeals process with the IRS. While the final outcome of the ongoing tax examination is not yet determinable, the Company does not believe that any adjustments would be material to its financial position. Tax years prior to 2003 are closed to examination and audit adjustments under the applicable statute of limitations.

A summary of the components of the tax benefit in the statements of operations for the year ended December 31, 2011 is as follows:

		2011
Current tax benefit:		
Federal	$	25,133,258
State		959,796
Total current tax benefit		26,093,054
Deferred tax benefit:		
Federal		5,498,759
State		250,157
Total deferred tax benefit		5,748,916
Total tax benefit	$	31,841,970

Federal income taxes attributable to the Company’s operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate at 35%. The Company's effective rate differed from the federal income tax rate for the year ended December 31, 2011 as follows:

		2011
Expected tax benefit at U.S. statutory rate	$	31,412,943
Permanent adjustments:		
Nondeductible expenses		(372,526)
State tax income benefit (net of federal impact)		786,470
Provision to return adjustment and other		15,083
Total income tax benefit	$	31,841,970

7. INCOME TAXES (CONTINUED)

The deferred tax asset represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes, as well as the impact of UTBs. The components of the Company's deferred tax asset as of December 31, 2011 were as follows:

		2011
Deferred tax asset:		
Deferred compensation	$	1,949,759
Severance		5,903,676
Other		752,091
Total deferred tax asset	$	8,605,526

8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2011 was $15,793,307 which was greater than the required net capital of $3,611,782 by $12,181,525. The ratio of aggregate indebtedness to net capital was 3.43 to 1.

9. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

10. CONTINGENCIES

The Company is subject to various threatened or pending legal actions and claims that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

11. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2011 and through the Company's financial statement issuance date noting there are no subsequent events requiring disclosure.

* * * * * *

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

	2011
CAPITAL:	
Stockholder's equity	$ 27,594,236
DEDUCTIONS — Nonallowable assets:	
Receivable from affiliates	1,428,080
State tax receivable - Affiliate	351,147
Deferred federal tax asset - Affiliate	8,185,233
Deferred state tax asset - Affiliate	420,293
Prepaid expenses	26,782
Total deductions	10,411,535
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	17,182,701
HAIRCUTS ON SECURITIES POSITIONS	(1,389,394)
NET CAPITAL	$ 15,793,307
AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 54,176,735
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$ 3,611,782
EXCESS NET CAPITAL	$ 12,181,525
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.43

NOTE: There were no material differences between the amounts presented above and the amounts reported in the Company's amended unaudited FOCUS report as of December 31, 2011, filed on March 29, 2012.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA
Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

March 30, 2012

Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

In planning and performing our audit of the financial statements of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of and for the year ended December 31, 2011 (on which we issued our report dated March 30, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be material weaknesses, as defined above. The Company's internal controls over accounting for non-routine transactions did not operate effectively and did not detect errors in accounting for a lease transaction and accounting for restructuring charges in relation to the termination of employees in connection with the discontinuation of distributing the annuity and certain insurance products of Sun Canada, Sun Life (U.S.) and Sun Life (NY). These conditions were considered in determining the nature, timing, and extent of the procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the matter noted in the previous paragraph related to the non-routine transactions represents a material inadequacy, as defined by Rule 17a-5(g), for such purposes at December 31, 2011.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

SIPC-3 2012

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes:

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☒ (II) the sale of variable annuities;
  - ☒ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X ______________________ Authorized Signature/Title   Date

8-

8-016198 FINRA DEC 12/30/1970
SUN LIFE FINANCIAL DISTRIBUTORS INC
1 SUN LIFE EXECUTIVE PK SC 1335
WELLESLEY HILLS, MA 02481-5699

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2012

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2012 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☒ (II) the sale of variable annuities;
  - ☒ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

> Interest on Assessments.
> ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(SEC I.D. No. 16198)

(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2011 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT